MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

July 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust X (File No. 333-239456) Form N-14 Information Statement/Registration Statement

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Lisa Larkin and Ms. Megan Miller of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the Information Statement/Registration Statement (the “Information Statement”) on Form N-14 filed by Pioneer Series Trust X (the “Registrant”) with respect to the reorganization of Pioneer Corporate High Yield Fund, a series of Pioneer Series Trust V, into Pioneer Dynamic Credit Fund, a series of the Registrant (the “Reorganization”). Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff requested that the Registrant provide an analysis of the factors considered in determining that Pioneer Corporate High Yield Fund should be the performance survivor of the Reorganization, in accordance with the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994)).

	Response:	An analysis of the factors considered in determining the performance survivor of the Reorganization is attached as Exhibit A.

2.	Comment:	The Staff requested that the Registrant confirm that the Funds do not have acquired fund fees and expenses that should be shown in the Fee Table.

	Response:	The Registrant confirms that the Funds do not have acquired fund fees and expenses that should be shown in the Fee Table.

3.	Comment:	The Staff requested that the Registrant confirm in its response that the fees presented in the Fee Table represent current fees in accordance with Item 3 of Form N-14.

	Response:	The Registrant confirms that the fees presented in the Fee Table represent current fees in accordance with Item 3 of Form N-14.

4.	Comment:	The Staff requested that the Registrant confirm that a contingent deferred sales load should not be shown in the Fee Table for Class Y shares of either Fund and to revise the Fee Table accordingly.

	Response:	The Registrant confirms that a contingent deferred sales load should not be shown in the Fee Table for Class Y shares and will revise the Fee Table accordingly.

5.	Comment:	The Staff requested that the Registrant revise the Expense Example for Class Y shares to reflect a contingent deferred sales load, if applicable.

	Response:	The Registrant confirms that Class Y shares does not have a contingent deferred sales load and that no change to the Expense Example is required.

6.	Comment:	The Staff requested that the Registrant explain in its response why the Reorganization is structured as set forth in the Registration Statement, such that Pioneer Dynamic Credit Fund, rather than Pioneer Corporate High Yield Fund, is the acquiring fund in the Reorganization, even though the investment strategies, portfolio management team and performance history of the combined fund, post-Reorganization, will most closely resemble those of Pioneer Corporate High Yield Fund.

	Response:	The Registrant notes that the Reorganization is structured as set forth in the Registration Statement due to, among other things, the tax attributes of each Fund. Pioneer Dynamic Credit Fund has significant tax loss carryforwards and the use of those carryforwards would be limited if Pioneer Dynamic Credit Fund was the acquired fund in the Reorganization.

7.	Comment:	The Staff asked that the Registrant explain in its response why shareholder approval of the Reorganization is not required under state law or the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff also requested that the Registrant confirm in its response that the Reorganization meets the conditions of Rule 17a-8 under the 1940 Act.

	Response:	The Registrant notes that the Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may provide for the taking of any action, including the accomplishment of a merger or the transfer of assets of any series of the statutory trust, without the approval of beneficial owners (see Delaware Statutory Trust Act, Section 3806(b)(3) and (b)(4)). The Registrant notes that the declarations of trust of each of Pioneer Corporate High Yield Fund and Pioneer Dynamic Credit Fund gives such Fund’s Board of Trustees the authority to merge the Fund with another Fund and to sell all of the Fund’s assets to another Fund, in each case without shareholder approval where shareholder approval is not otherwise required by the 1940 Act.

The Registrant further notes that Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the Merging Company (as defined in Rule 17a-8) is materially different from a policy of Surviving Company (as defined in Rule 17a-8); (ii) no advisory contract of the Merging Company is materially different from an advisory contract of the Surviving Company; (iii) the non-interested Trustees of the Merging Company who were elected by its shareholders will comprise a majority of the non-interested Trustees of the Surviving Company; and (iv) any distribution fees authorized to be paid under the Surviving Company’s distribution plan are no greater than the distribution fees authorized to be paid under the Merging Company’s distribution plan. The Registrant confirms that the Reorganization meets the conditions of Rule 17a-8.

8.	Comment:	The Staff requested that the Registrant confirm in its response that there will be no diminution in the rights of shareholders of the Funds as a result of the Reorganization.

	Response:	The Registrant confirms that there will be no diminution in the rights of shareholders of the Funds as a result of the Reorganization.

9.	Comment:	The Staff requested that the Registrant confirm that a supplement to the registration statement on Form N-1A of Pioneer Dynamic Credit Fund was filed with the Commission describing the Reorganization, including the contemplated changes to the Fund and the costs and tax consequences related to the disposition of securities in connection with the Reorganization, at least 60 days’ prior to the closing date of the Reorganization.

	Response:	The Registrant confirms that a supplement to the registration statement on Form N-1A of Pioneer Dynamic Credit Fund was filed with the Commission describing the Reorganization, including the contemplated changes to the Fund and the costs and tax consequences related to the disposition of securities in connection with the Reorganization, at least 60 days’ prior to the closing date of the Reorganization.

10.	Comment:	Noting that the Information Statement was addressed to shareholders of Pioneer Corporate High Yield Fund even though most of the changes resulting from the Reorganization affect shareholders of Pioneer Dynamic Credit Fund, the Staff requested that the Registrant confirm that the Registration Statement is required.

	Response:	The Registrant confirms that the Registration Statement is required in order to register shares of Pioneer Dynamic Credit to be issued to shareholders of Pioneer Corporate High Yield Fund in connection with the Reorganization, in accordance with Rule 145(a) under the Securities Act of 1933 and the instructions to Form N-14. As set forth in the response to Comment 9, the shareholders of Pioneer Dynamic Credit Fund will receive a supplement describing the Reorganization and the contemplated changes to the Fund.

11.	Comment:	The Staff requested that the Registrant add a sentence at the beginning of the Comparison of Principal Risks section to clarify that risks particular to each Fund are included later in the section.

	Response:	The Registrant confirms that it will add a sentence at the beginning of the Comparison of Principal Risks section to clarify that risks particular to each Fund are included later in the section.

12.	Comment:	The Staff requested that, if applicable, the Registrant add disclosure to the Reasons for the Reorganization section regarding any alternatives other than the Reorganization that the Board of Trustees considered.
	Response:	The Registrant notes that the Board of Trustees did not consider any alternatives other than the Reorganization and, accordingly, no change to the disclosure is required.

13.	Comment:	The Staff noted that the Registrant states that Pioneer Dynamic Credit Fund’s financial highlights for the fiscal years ended March 31, 2016 and March 31, 2017 were audited by an independent registered public accounting firm other than Ernst & Young LLP, and requested that the Registrant confirm that an auditor’s consent from such other firm is not required.

	Response:	The Registrant confirms that Ernst & Young LLP is the only auditor named in the Registration Statement and that the audit report of Ernst & Young LLP is the only audit report incorporated by reference into the Registration Statement and, accordingly, no auditor’s consent from a firm other than Ernst & Young LLP is required.

14.	Comment:	The Staff requested that the Registrant confirm that hyperlinks are included in the Registration Statement for all items incorporated by reference.

	Response:	The Registrant confirms that hyperlinks are included in the Registration Statement for all items incorporated by reference.

15.	Comment:	The Staff requested that the Registrant confirm that all of the Registrant’s Trustees are named on the signature page of the Registration Statement.

	Response:	The Registrant confirms that all of the Registrant’s Trustees are named on the signature page of the Registration Statement.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

Exhibit A

The Staff stated in the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994)) that in determining the performance survivor of a reorganization, the funds should compare the attributes of the participating funds to determine which fund the combined fund most closely resembles. The no-action letter states that, “among other factors, funds should compare the various funds’ investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.” The factors listed in the North American Security Trust no-action letter are also set forth in the AICPA Accounting and Audit Guide for Investment Companies (the “AICPA Guide”), in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios, and, asset size. Following is a performance survivor analysis for the Reorganization using the factors identified in the North American Security Trust no-action letter and the AICPA Guide.

The Registrant believes that the most useful factors to consider in the performance survivor analysis are the factors related to portfolio management team, portfolio composition and investment objectives, policies and restrictions, because these factors provide the best indication as to which participating fund the combined fund will most closely resemble. As discussed below, Pioneer Corporate High Yield Fund is the proposed performance survivor in the Reorganization because it is the fund whose portfolio management team will be retained by the combined fund, whose portfolio securities will be most closely aligned with the combined fund’s portfolio securities, and whose investment objectives, policies and restrictions will most closely resemble those of the combined fund. In addition, as discussed below, the combined fund’s expense structures and expense ratios will also most closely resemble the expense structures and expense ratios of Pioneer Corporate High Yield Fund.

A. Portfolio Management

Pioneer Corporate High Yield Fund: Amundi Pioneer Asset Management, Inc. (“Amundi Pioneer”) serves as the fund’s investment adviser. Day-to-day management of Pioneer Corporate High Yield Fund is the responsibility of Matthew Shulkin, Andrew Feltus and Kenneth Monaghan. Mr. Shulkin, Mr. Feltus and Mr. Monaghan are supported by the fixed income team. The fund compares its performance to the ICE BofA ML U.S. High Yield Index.

Pioneer Dynamic Credit Fund: Amundi Pioneer serves as the fund’s investment adviser. Day-to-day management of Pioneer Dynamic Credit Fund currently is the responsibility of Michael Temple and Kevin Choy. The fund compares its performance to the ICE Bank of America (BofA) Merrill Lynch U.S. Dollar 3-Month LIBOR Index.

Combined Fund: Amundi Pioneer will serve as the combined fund’s investment adviser. Like Pioneer Corporate High Yield Fund, day-to-day management of the combined fund will be the responsibility of Matthew Shulkin, Andrew Feltus and Kenneth Monaghan. The combined fund will compare its performance to the ICE BofA ML U.S. High Yield Index, Pioneer Corporate High Yield Fund’s benchmark index.

Conclusion: Since the combined fund will have the same portfolio management team as Pioneer Corporate High Yield Fund and will compare its performance to Pioneer Corporate High Yield Fund’s benchmark index, this factor favors Pioneer Corporate High Yield Fund as the performance survivor.

B. Portfolio Composition

There are significant differences in the funds’ investment strategies. Pioneer Corporate High Yield Fund normally invests at least 80% of its net assets in below investment grade (high yield) debt of corporate issuers. In contrast, Pioneer Dynamic Credit Fund normally invests at least 80% of its net assets in debt securities, but has the flexibility to invest in a broad range of issuers and segments of the debt securities markets, and also may use derivatives in seeking to limit downside risk. In particular, Pioneer Corporate High Yield Fund may invest to a greater extent in high yield debt securities than Pioneer Dynamic Credit Fund.

Like Pioneer Corporate High Yield Fund, the combined fund will invest at least 80% of its net assets in high yield debt of corporate issuers. The portfolio securities of the combined fund are expected to be rebalanced such that they line-up substantially with the portfolio securities of Pioneer Corporate High Yield Fund. As disclosed in the Form N-14, it is currently estimated that approximately 43% of Pioneer Dynamic Credit Fund’s assets will be sold in connection with the Reorganization. Accordingly, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Corporate High Yield Fund.

Conclusion: As noted above, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Corporate High Yield Fund. Accordingly, this factor favors Pioneer Corporate High Yield Fund as the performance survivor.

C. Investment Objectives, Policies and Restrictions

Investment Objective

Pioneer Corporate High Yield Fund: The fund’s investment objective is a high level of current income and long-term capital appreciation.

Pioneer Dynamic Credit Fund: The fund’s current investment objective is reasonable income and capital growth.

Combined Fund: The combined fund will have the same investment objective as Pioneer Corporate High Yield Fund.

Principal Investment Policies and Restrictions

Pioneer Corporate High Yield Fund: As noted above, Pioneer Corporate High Yield Fund normally invests at least 80% of its net assets in below investment grade (high yield) debt of corporate issuers.

Pioneer Dynamic Credit Fund: As noted above, Pioneer Dynamic Credit Fund normally invests at least 80% of its net assets in debt securities, but has the flexibility to invest in a broad range of issuers and segments of the debt securities markets, and also may use derivatives in seeking to limit downside risk.

Combined Fund: The combined fund will have the same investment policies and restrictions as Pioneer Corporate High Yield Fund. As noted above, while both Pioneer Corporate High Yield Fund and Pioneer Dynamic Credit Fund normally invest primarily in high yield securities, Pioneer Corporate High Yield Fund may invest to a greater extent in such securities than Pioneer Dynamic Credit Fund.

Conclusion: As noted above, the combined fund will have the same investment objective, investment policies and restrictions as Pioneer Corporate High Yield Fund. Accordingly, this factor favors Pioneer Corporate High Yield Fund as the performance survivor.

D. Expense Structures and Expense Ratios

Management Fees

Pioneer Corporate High Yield Fund: The fund pays Amundi Pioneer a management fee at an annual rate equal to 0.50% of the fund’s average daily net assets up to $1 billion and 0.45% of the fund’s average daily net assets over $1 billion.

Pioneer Dynamic Credit Fund: The fund currently pays Amundi Pioneer a management fee at an annual rate equal to 0.70% of the fund’s average daily net assets up to $1 billion and 0.65% of the fund’s average daily net assets over $1 billion.

Combined Fund: The management fee rate payable by the combined fund will be the same as the management fee rate payable by Pioneer Corporate High Yield Fund (an annual rate equal to 0.50% of the Fund’s average daily net assets up to $1 billion, and 0.45% of the Fund’s average daily net assets over $1 billion).

Sales load structure and Rule 12b-1 plans: The funds have the same sales load structure and Rule 12b-1 plans.

Other expenses/Total expenses: The administrative service, custody, transfer agency and other non-management fees that the funds pay are substantially similar in structure. However, as a general matter, because Pioneer Dynamic Credit Fund has significantly more assets than Pioneer Corporate High Yield Fund, the other expenses of the combined fund will more closely resemble Pioneer Dynamic Credit Fund’s other expenses as a percentage of average daily net assets. Accordingly, the total annual fund operating expenses of Class A, Class C, Class K and Class Y shares of the combined fund will more closely resemble the total annual fund operating expenses (before considering applicable expense limitations) of the corresponding class of Pioneer Dynamic Credit Fund, as shown in the following table. However, as shown below, after expense limitations, the net operating expenses of each class are the same as Pioneer Corporate High Yield Fund:

	Pioneer Corporate High Yield Fund	Pioneer Dynamic Credit Fund	Pro Forma Combined Fund
	Total Annual Fund Operating Expenses/Net Expenses After Fee Waiver and Expense Limitations	Total Annual Fund Operating Expenses/Net Expenses After Fee Waiver and Expense Limitations	Total Annual Fund Operating Expenses/Net Expenses After Fee Waiver and Expense Limitations
Class A	1.87%/0.90%	1.25%/1.20%	1.02%/0.90%
Class C	2.62%/1.65%	2.03%/2.03%	1.81%/1.65%
Class Y	1.58%/0.60%	1.04%/0.85%	0.84%/0.60%

The Registrant notes that the expenses of the combined fund are anticipated to be the same as or lower than those of Pioneer Corporate High Yield Fund and Pioneer Dynamic Credit Fund.

Conclusion: As shown above, the combined fund’s management fee and net operating expenses after expense limitations most closely resemble the management fee and net operating expenses after expense limitations of Pioneer Corporate High Yield Fund. Accordingly, this factor favors Pioneer Corporate High Yield Fund as the performance survivor.

E. Asset Size

Pioneer Corporate High Yield Fund: As of May 31, 2020, the fund had assets of approximately $24,104,308.

Pioneer Dynamic Credit Fund: As of May 31, 2020, the fund had assets of approximately $116,588,762.

Conclusion: The Registrant acknowledges that Pioneer Corporate High Yield Fund has significantly fewer assets than Pioneer Dynamic Credit Fund. However, the Staff’s guidance in the North American Security Trust no-action letter does not suggest that asset size is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F. Overall conclusion

The Registrant believes that the factors discussed above clearly indicate that the combined fund will most closely resemble Pioneer Corporate High Yield Fund. In particular, the Registrant notes that Pioneer Corporate High Yield Fund’s investment team will manage the combined fund, and the investment objectives, investment policies and restrictions of the combined fund will be the same as the investment objectives, investment policies and restrictions of Pioneer Corporate High Yield Fund. The Registrant notes that the portfolio composition of the combined fund is anticipated to more closely resemble the portfolio composition of Pioneer Corporate High Yield Fund. The Registrant notes that the expense structures and net expense ratios of the combined fund more closely resemble the expense structures and net expense ratios of Pioneer Corporate High Yield Fund. The Registrant acknowledges that Pioneer Dynamic Credit Fund is significantly larger than Pioneer Corporate High Yield Fund. Nevertheless, the Registrant believes that, on balance, the factors discussed above favor Pioneer Corporate High Yield Fund as the performance survivor of the Reorganization.